  Exhibit 99.1
NOT FOR DISTRIBUTION TO UNITED STATES OF AMERICA WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES OF AMERICA

LIVEREEL REPORTS DELAY IN FILING FINANCIAL STATEMENTS

TORONTO, ONTARIO, November 1, 2016 – LiveReel Media Corporation (OTCQB: LVRLF) (“LiveReel” or the “Company”) reports that the Company was unable to timely file on October 28, 2016, its annual consolidated financial statements and Management Discussion & Analysis (“MD&A”) for the Company’s financial year ended June 30, 2016, as required pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, and the related CEO and CFO certifications (together, the “Certifications”), as required pursuant to National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings.

The delay arises from the Company’s recent discussions with its existing auditors with respect to a transition to a new external auditor. The Company anticipates that it will be able to complete the audit of the Company’s consolidated financial statements for the year ended June 30, 2016 as soon as possible and anticipates filing such financial statements, MD&A and related Certifications on or before November 21, 2016.

In light of the delay, the Company has received notice from the Ontario Securities Commission (“OSC”) that the Company has been noted in default as a reporting issuer with the OSC for failure to file the aforementioned documents within the time period prescribed by Ontario securities law. Failure to timely file such documents may result in further action including the issuance of a cease trade order by the OSC, without further notice.

In addition, the Company has also received notice from the OTC Markets Group that the Company has received a 30-day cure period to file its Annual Report for the fiscal year ended June 30, 2016 to maintain eligibility for the OTCQB market.

There is no other material information concerning the affairs of the Company that has not been generally disclosed.

About LiveReel

LiveReel Media Corporation is an entertainment company focused on the identification and evaluation of other assets or businesses for purchase, both within and outside of the film industry.

Contact:
Ashish Kapoor, CFO
(416) 523-3350